Wizzard Proxy Card

The proxy card is for voting and returning to Wizzard regarding the four proposals below;

(1)

Election of directors,

(2)

Proposal to approve the Company's 2008 Key Employee Stock Option Plan of 400,000 options.

(3)

Proposal to ratify Gregory & Associates, LLP as independent auditors of Wizzard for fiscal 2008.

(4)

To vote upon such other matters that may properly come before the meeting.

It also let the shareholder appoint John Busshaus and Christopher Spencer as proxies to vote on the above proposals.